Exhibit 99.1

JIADE LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
	Audited	Unaudited	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	3,918,146	7,902,053	1,103,084
Accounts receivable, net	10,564,030	8,421,851	1,175,645
Deferred offering costs	—	1,487,976	207,713
Prepayment and other current assets	12,104,106	21,253,616	2,966,890
Due from related parties	4,439,705	17,558	2,451
TOTAL CURRENT ASSETS	31,025,987	39,083,054	5,455,783
NON-CURRENT ASSETS
Property and equipment, net	580,850	775,180	108,211
Intangible assets, net	16,943,816	17,276,202	2,411,665
Prepayment for acquisition	32,000,000	—	—
Right-of-use assets	768,042	1,225,115	171,019
Goodwill	—	26,629,691	3,717,362
Deferred tax assets	15,330	247,902	34,606
TOTAL ASSETS	81,334,025	85,237,144	11,898,646
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	4,000,000	9,740,000	1,359,652
Payroll payables	1,045,829	1,559,791	217,738
Other payables	1,352,992	2,692,431	375,849
Deferred revenue	620,000	733,665	102,416
Lease liabilities	496,601	629,392	87,860
Due to related parties	275,100	245,000	34,201
Taxes payable	1,973,260	1,799,309	251,174
TOTAL CURRENT LIABILITIES	9,763,782	17,399,588	2,428,890
NON-CURRENT LIABILITIES
Long-term loans	—	1,000,000	139,595
Lease liabilities	271,442	562,575	78,532
TOTAL LIABILITIES	10,035,224	18,962,163	2,647,017
COMMITMENTS AND CONTINGENCIES EQUITY
SHAREHOLDERS’ EQUITY:
Class A ordinary shares, US$0.0001 par value, 395,000,000 shares authorized, 2,014,893 shares and 2,014,893 shares issued as of December 31, 2024 and June 30, 2025, respectively*	1,445	1,445	201
Class B ordinary shares, US$0.0001 par value, 75,000,000 shares authorized, 1,052,063 shares and 1,052,063 shares issued as of December 31, 2024 and June 30, 2025, respectively*	754	754	105
Additional paid-in capital	50,180,663	50,180,663	7,004,950
Statutory reserves	2,054,975	2,054,975	286,863
Ordinary shares subscribed	(1,993)	(1,993)	(278)
Retained earnings	18,494,772	14,013,332	1,956,186
Accumulated other comprehensive income (loss)	418,491	(259,952)	(36,288)
TOTAL JIADE LIMITED SHAREHOLDERS’ EQUITY	71,149,107	65,989,224	9,211,739
NON-CONTROLLING INTERESTS	149,694	285,757	39,890
TOTAL SHAREHOLDERS’ EQUITY	71,298,801	66,274,981	9,251,629
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,334,025	85,237,144	11,898,646
*

Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidation, Change of Authorized Share Capital and Issue of Dual of Class Shares effective from June 24, 2025.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
REVENUE	8,921,488	9,383,590	1,309,899
Cost of revenue	400,313	5,708,984	796,943
GROSS PROFIT	8,521,175	3,674,606	512,956
OPERATING EXPENSES
Selling expenses	259,040	317,169	44,275
General and administrative expenses	1,550,235	7,490,194	1,045,591
Research and development expenses	213,122	873,959	122,000
Total operating expenses	2,022,397	8,681,322	1,211,866
INCOME / (LOSS) FROM OPERATIONS	6,498,778	(5,006,716)	(698,910)
OTHER INCOME (EXPENSES)
Interest income	15,639	442	62
Interest expense	(49,642)	(109,609)	(15,301)
Other income/(loss), net	(288,050)	572,740	79,951
Total other income (expenses), net	(322,053)	463,573	64,712
INCOME / (LOSS) BEFORE INCOME TAXES	6,176,725	(4,543,143)	(634,198)
INCOME TAXES PROVISION (BENEFIT)	957,599	(197,766)	(27,607)
NET INCOME / (LOSS)	5,219,126	(4,345,377)	(606,591)
Less: net income attributable to non-controlling interest	45,579	136,063	18,994
NET INCOME / (LOSS) ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	5,173,547	(4,481,440)	(625,585)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	408,495	(678,443)	(94,707)
TOTAL COMPREHENSIVE INCOME / (LOSS)	5,627,621	(5,023,820)	(701,298)
Less: comprehensive income attributable to non-controlling interest	45,579	136,063	18,994
TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	5,582,042	(5,159,883)	(720,292)
BASIC AND DILUTED EARNINGS / (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	1.69	(1.46)	(0.20)
Weighted average number of shares outstanding
Basic and diluted	3,066,956	3,066,956	3,066,956
*

Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidation, Change of Authorized Share Capital and Issue of Dual of Class Shares effective from June 24, 2025.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares							Accumulated		Total
	Class A*		Class B*			Additional		Other		JIADE LIMITED’s		Total
		Issued		Issued	Subscribed	Paid-in	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Amount	Capital	Reserve	Income (loss)	Earnings	Equity	Interests	Equity
Balance as of December 31, 2023	1,727,393	1,239	1,052,063	754	(1,993)	2,729,084	1,494,652	—	13,451,868	17,675,604	146,139	17,821,743
Issue of ordinary shares upon Initial Public offering	250,000	179	—	—	—	39,420,034	—	—	—	39,420,423	—	39,420,213
Issue of ordinary shares upon exercise of underwriters’ over-allotment option	37,500	27	—	—	—	7,865,645	—	—	—	7,865,672	—	7,865,672
Effect of the change of shares of par value	—		—	—	—	165,990	—	—	—	165,990	—	165,990
Net income for the period	—		—	—	—	—	—	—	5,173,547	5,173,547	45,579	5,219,126
Statutory reserves	—		—	—	—	—	517,355	—	(517,355)	—	—	—
Currency translation differences								408,495	—	408,495	—	408,495
Balance as of June 30, 2024	2,014,893	1,445	1,052,063	754	(1,993)	50,180,663	2,012,007	408,495	18,108,060	70,709,431	191,718	70,901,149
Balance as of December 31, 2024	2,014,893	1,445	1,052,063	754	(1,993)	50,180,663	2,054,975	418,491	18,494,772	71,149,107	149,694	71,298,801
Net income for the period	—		—	—	—	—	—	—	(4,481,440)	(4,481,440)	136,063	(4,345,377)
Currency translation differences	—		—	—	—	—	—	(678,443)	—	(678,443)	—	(678,443)
Balance as of June 30, 2025	2,014,893	1,445	1,052,063	754	(1,993)	50,180,663	2,054,975	(259,952)	14,013,332	65,989,224	285,757	66,274,981
Balance as of June 30, 2025 (US$)	2,014,893	201	1,052,063	105	(278)	7,004,950	286,863	(36,288)	1,956,186	9,211,739	39,890	9,251,629
*	Shares have been retroactively adjusted to reflect the decreased number of shares resulting from a share consolidation and change of authorized share capital effective from June 24, 2025.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income (loss)	5,219,126	(4,345,377)	(606,591)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	83,741	767,121	107,086
Non-cash operating lease	105,879	548,350	76,547
Gain from termination of operating lease	—	(18,068)	(2,522)
Net loss on disposal of property and equipment	—	17,115	2,389
Credit loss for accounts receivable	—	1,550,481	216,439
Unrealized foreign exchange (gain) / loss	139,594	(678,405)	(94,702)
Deferred tax	—	(232,572)	(32,466)
Changes in operating assets and liabilities:
Accounts receivable	(1,579,140)	591,698	82,598
Prepayment and other current assets	(912,207)	(2,400,416)	(335,085)
Other long-term assets	46,307	—	—
Accounts payable	24,725	—	—
Other payables	(521,571)	(391,533)	(54,656)
Payroll payables	262,274	362,508	50,604
Deferred revenue	(58,293)	(103,059)	(14,386)
Change in lease liabilities – operating lease	(67,200)	(575,385)	(80,321)
Taxes payable	1,013,430	(225,696)	(31,506)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	3,756,665	(5,133,238)	(716,572)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,050)	(30,314)	(4,232)
Purchase of intangible assets	—	(943,397)	(131,693)
Proceeds from disposal of property and equipment	—	1,000	140
Net cash acquired from acquisitions	—	445,823	62,234
NET CASH USED IN INVESTING ACTIVITIES	(2,050)	(526,888)	(73,551)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	—	7,740,000	1,080,462
Repayments of bank loans	(1,000,000)	(1,000,000)	(139,595)
Proceeds from issuance of ordinary shares upon the completion of IPO	54,481,760	—	—
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	8,690,520	—	—
Deferred costs related to initial public offering	(10,515,293)	(1,487,976)	(207,713)
Net proceeds from related parties	7,300	4,392,047	613,106
NET CASH PROVIDED BY FINANCING ACTIVITIES	51,664,287	9,644,071	1,346,260
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	135,753	(38)	(5)
NET INCREASE IN CASH AND CASH EQUIVALENTS	55,554,655	3,983,907	556,132
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,081,937	3,918,146	546,952
TOTAL CASH AND CASH EQUIVALENTS, END OF PERIOD	62,636,592	7,902,053	1,103,084
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	49,642	109,609	15,301
Cash paid for income tax	—	11,434	1,596
Supplemental Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operating lease liabilities	—	1,303,459	181,956
*	The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities

JIADE LIMITED is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023 (“JIADE LIMITED” or the “Company”). JIADE LIMITED and its subsidiaries (collectively referred to as the “Group”) specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions, and safety technology training for personnel. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. The Group also provides offline tutoring, exam administration services, guidance on graduation thesis, and social practice assistance included in the one-stop comprehensive education supporting services in the People’s Republic of China (“China” or the “PRC”). Safety technology training services for personnel are primarily offer initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. After obtaining the required certificates issued by the Ministry of Emergency Management of China, personnel are required to complete refresher training every three years and certification renewal training every six years. As a result, the Group benefit from a high rate of repeat business, providing a recurring revenue stream.

JIADEZHIGAO Limited (“Jiadezhigao HK”) was incorporated in accordance with the laws and regulations of Hong Kong on March 30, 2023 and is a wholly owned subsidiary of the Company.

Shenzhen Kebiao Technology Co., Ltd. (“Shenzhen Kebiao”) was incorporated in China on May 23, 2023 and a wholly owned subsidiary of Jiadezhigao HK.

Sichuan Jiade Zhigao Technology Co., Ltd. (“Jiade Zhigao”) was incorporated in China on May 6, 2022 and has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou.

Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”), a limited liability company established in Chengdu City, Sichuan Province, China on April 28, 2020, which has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou since inception.

Wismass International Holdings Limited (“WISMASS HK”) was incorporated in accordance with the laws and regulations of Hong Kong on October 24, 2022 and is a wholly owned subsidiary of Wismass International Holdings Limited (BVI) (“WISMASS BVI”). WISMASS BVI was incorporated in accordance with the laws and regulations of British Virgin Islands on August 17, 2022.

Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”) was incorporated in China on March 25, 2021 and a subsidiary of Jiade Zhigao since January 9, 2025.

Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”) was incorporated in China on April 28, 2023 and a wholly owned subsidiary of Jiade Zhigao since January 26, 2025.

Reorganization

In preparation of the Company’s initial public offering (the “IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The Company was incorporated in connection with a group reorganization (the “Reorganization”).

On December 14, 2022, Kebiao Technology and Jiade Zhigao entered into an equity purchase agreement with Kebiao Technology’s shareholders, through which Kebiao Technology became a wholly owned subsidiary of Jiade Zhigao. On June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities (continued)

Reorganization (continued)

On November 30, 2022, WISMASS HK entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Mr. Yuan Li for a total consideration of RMB180,000. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao with a total consideration of RMB751,648, through which WISMASS HK has in total an 18% equity interest in Jiade Zhigao. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued ordinary shares of Jiade Cayman, through which WISMASS HK became a wholly owned subsidiary of the Company and WISMASS BVI has 18.1488% equity interest in the Company.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Kunyuan, to acquire 75% of the equity interests in Kunyuan for a total consideration of RMB9,000,000. On January 9, 2025, Meirusi and Kunyuan both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon Kunyuan became a subsidiary of the Company as of January 9, 2025.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Meirusi, which entity holds 100% of the equity interests in Jiazhi, to acquire 100% of the equity interests in Jiazhi for a total consideration of RMB23,000,000. On January 26, 2025, Meirusi and Jiazhi both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon, Jiazhi became a wholly subsidiary of the Company as of January 26, 2025.

As all the entities involved in the process of the Reorganization are under common ownership of Jiade Zhigao’s shareholders before and after the Reorganization, except for Kunyuan and Jiazhi, the common control of which started from January 9, 2025 and January 26, 2025, respectively, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying unaudited condensed consolidated financial statements were prepared as if the corporate structure of the Group had been in existence since the beginning of the periods presented.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities (continued)

Reorganization (continued)

As of December 31, 2024 and June 30, 2025, the Group’s condensed consolidated financial statements reflected the activities for each of the following entities.

			% of	% of
	Date of	Place of	Ownership as of	Ownership as of
Name of Entity	Incorporation	Incorporation	December 31, 2024	June 30, 2025	Principal Activities
JIADE LIMITED	February 20, 2023	Cayman Islands	N/A	N/A	Investment Holding
JIADEZHIGAO Limited (“Jiadezhigao HK”)	March 30, 2023	Hong Kong	100%	100%	Investment Holding
WISMASS International Holdings Limited (“WISMASS HK”)	October 24, 2022	Hong Kong	100%	100%	Investment Holding
Shenzhen Kebiao Technology Co., Ltd (“Shenzhen Kebiao”)	May 23, 2023	PRC	99.95%	99.95%	Providing one-stop comprehensive education supporting services
Sichuan Jiadezhigao Technology Limited (“Jiade Zhigao”)	May 6, 2022	PRC	99.96%	99.96%	Providing one-stop comprehensive education supporting services
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”)	April 28, 2020	PRC	99.96%	99.96%	Providing one-stop comprehensive education supporting services
Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”)	March 25, 2021	PRC	N/A	74.97%	Providing safety technology training services
Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”)	April 28, 2023	PRC	N/A	99.96%	Providing safety technology training services

Note 2 — Summary of significant accounting policies

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Uses of estimates and assumptions

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. The estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, deferred tax assets, goodwill and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks and cash on hand, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains the majority of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2024 and June 30, 2025, cash and cash equivalents balance in the PRC were RMB3,910,713 and RMB7,897,292 (US$1,102,419), respectively.

Fair Value of Financial Instruments

ASC Topic 825-10, Financial instruments – overall: Recognition and measurement of financial assets and financial liabilities (“ASC 825-10”) requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, accounts payable, deferred revenue, other payables, bank loans, and due to related parties, approximates their recorded values due to their short-term maturities.

The Group determined that the carrying value of the lease liabilities approximated their fair value as the interest rates used to discount the contracts approximate market rates. The Group noted no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2024 and June 30, 2025.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable and allowance for credit loss

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the Group’s adoption of ASU 2016-13, accounts receivable are presented net of allowance for doubtful accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, the Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. For the six months ended June 30, 2024 and 2025, the expected credit loss amounted to nil and RMB1,550,481 (US$216,439), respectively.

Deferred offering costs

Deferred offering costs consist principally of legal, accounting and consulting costs in connecting with the proposed public offering. Such costs are deferred until the closing of the public offering, at which time the deferred costs are offset against the offering proceeds. These costs were charged against the gross proceeds of the public offering during the six months ended June 30, 2025 upon the Company’s completion of its public offering.

Deferred revenue

Deferred revenue represents the upfront payments received upon the signing of a contract for one-stop comprehensive education supporting services with adult education institutions and the upfront payments received from personnel for safety technology training services. The deferred revenue is subsequently released into revenue once the customers receive and consume benefits of such services and is released using straight-line method based on the contract term. As of December 31, 2024 and June 30, 2025, the deferred revenue amounted to RMB620,000 and RMB733,665 (US$102,416), respectively.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight- line method, as follows:

Useful life
Motor vehicles	4 years
Office equipment	3 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited consolidated statements of income and other comprehensive income as other income or expenses.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its consolidated subsidiaries.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. Under ASC 350-20-35 – Intangibles – Goodwill and Other – Subsequent Measurement, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the quantitative analysis indicates the carrying value of a reporting unit exceeds its fair value, the Group measures any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

As of June 30, 2025, the Group performed a qualitative assessment of its goodwill under Kunyuan and Jiazhi’s operation and concluded that there were no indicators of impairment.

Impairment of long-lived assets other than goodwill

The Group evaluates the recoverability of its long-lived assets, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Leases

The Group leases offices in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for collateralized borrowing equal to the total lease payments over the term of the lease. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expenses when the lessor makes the underlying asset available to the Group.

For short-term leases, the Group records operating lease expenses in its consolidated statements of Income and comprehensive income on a straight-line basis over the lease term.

The Group adopted ASC Topic 842, Lease (“ASC 842”) on January 1, 2021, using the modified retrospective method. The Group determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

As the lessee, the Group recognizes in the unaudited condensed consolidated balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. For the six months ended June 30, 2024 and 2025, the Group did not have any lease expenses of the leases with a term of 12 months or less.

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025.

Intangible Assets, net

Intangible assets consist primarily of software purchased and copyrights purchased. Software purchased and under development for internal use, including fees paid to third parties for services provided to develop the software, are stated at cost less accumulated amortization and impairment, if any. Generally, software is amortized using the straight-line method over its estimated useful life, which is typically 5 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. Copyrights represent the copyright certificate applied for vocational education and are initially stated at cost and amortized over their estimated useful lives. However, if the copyrights are not expected to generate future economic benefits at the time of recognition, amortization is deferred until such time as economic benefits are anticipated to begin.

Amortization is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Software	5 to 10 years
Copyrights	10 years

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Group adopted ASC 606 for all periods presented. Accordingly, the unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2025 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

One-stop comprehensive education supporting services

The Group enters into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is within the scope of the revenue recognition standard that the essence of such contractual arrangements involves the Group providing one-stop comprehensive education supporting services to adult education institutions, and those services or activities are considered part of the Group’s ordinary business operations and are exchanged for compensation. Accordingly, the Group identifies its customers as the adult education institutions to which it provides services. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. Additionally, the Group provides offline tutoring, exam administration services, and analysis of students’ learning progress throughout the course of study, and the Group also offers post-graduation guidance on graduation thesis, and social practice assistance. The Group determined the transaction price based on customer demand, effect of competitors on the Group’s services, the number of students to be served and other market factors. The transaction price does not change, once the Group has verified the number of students to be served with adult education institutions. The Group currently does not have any modification to the contract and the contracts currently do not have any variable consideration.

The Group provides one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. The adult education institutions take all the comprehensive education supporting services and without the comprehensive services the Group provides, the adult education institutions’ ability to benefit from the one-stop comprehensive education supporting services would be significantly limited over the contract term. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. A customer obtains control of the service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that service. The Group typically verifies the number of students served with the adult education institutions at the beginning of the year then issues settlement statements to the adult education institutions and, upon receipt of the adult education institutions’ services confirmation, the Group issues a bill to the customers. The Group satisfies its performance obligations to provide the comprehensive services to the adult education institutions throughout the terms of the contract. Therefore, the revenue from such services is recognized over the contract term on a monthly straight-line basis as adult education institutions receive and consume the benefits of such services.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

One-stop comprehensive education supporting services (continued)

The Group applies the practical expedient in ASC 606 that permits the Group to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Group’s contracts have an expected length of one year or less. The Group also applies the practical expedient in ASC 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in direct costs of revenue under costs and expenses. The Group uses independent contractors and third-party companies in the performance of its education supporting services. The Group evaluates who controls the education supporting services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its education supporting services performance obligation, since it is in control of establishing the prices for these services and managing all aspects of services delivered to the institutions’ students. The Group determined it acts as the agent for textbooks ordering and delivery services as the Group does not have the control of establishing the prices and does not bear the inventory risk.

Safety technology training services

The Group enters into service contracts with personnel or institutions to provide safety technology training services. The safety technology training services for personnel encompass initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. The Group determined the transaction price based on customer demand, effect of competitors on the Group’s services and other market factors. The transaction price does not change, once the Group has verified the type of training services with the personnel. The Group currently does not have any modification to the contract and the contracts currently do not have any variable consideration.

The Group typically verifies the type of the training services with the personnel during the registration stage and issues receipts to customers. The Group fulfills its performance obligations by providing safety technology training services to the personnel throughout the entire training process. Therefore, the revenue from safety technology training services is recognized over the training period on a straight-line basis.

Online course services

The Group’s online course services revenue primarily generated from authorizing the developed course on a third-party online learning platform. The Group determined the transaction price based on customer demand, effect of competitors on the Group’s services and other market factors. The transaction price does not change, once the Group has signed the contract with the third-party platform, and the contracts currently do not have any variable consideration.

The Group satisfies its performance obligations by granting registered personnel access to the developed courses on the learning platform. Revenue is recognized when the personnel can directly use the learning platform and derive all benefit from it while providing services. Therefore, the revenue is recognized at a point in time when customer is able to direct use of and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55, Revenue from Contracts with Customers – Implementation Guidance and Illustrations, and depends on whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its safety technology training services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the personnel.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Online course services (continued)

The following table disaggregates the revenue for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenue by services line
Audit education supporting services	8,921,488	5,671,628	791,729
Safety technology training services	—	3,503,890	489,124
Online course services	—	208,072	29,046
Total revenue	8,921,488	9,383,590	1,309,899

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenue by recognition method
Revenue recognized over time	8,921,488	9,175,518	1,280,853
Revenue recognized at a point in time	—	208,072	29,046
Total revenue	8,921,488	9,383,590	1,309,899

Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates of 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC740, Income Taxes (“ASC 740”). The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended June 30, 2024 and 2025. All of the tax returns of the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Employee defined contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the six months ended June 30, 2024 and 2025, employee welfare contribution expenses amounted to RMB220,957, and RMB481,920 (US$67,273), respectively.

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting (“ASC 280”). The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially all of the Group’s long- lived assets are located in China.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (such as those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2024 and 2025, there were no dilutive shares.

Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group and the Group’s entities incorporated in the Cayman Islands and Hong Kong is the United States Dollar (“US$”). The functional currency of the Group’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.

For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the condensed consolidated statements of income and comprehensive income and the condensed consolidated statements of changes in shareholders’ equity.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Convenience Translation into United States Dollars

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1636 on June 30, 2025. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of salaries and related personnel costs, depreciation and the cost of services used for the development of the Group’s services management system. Other than software disclosed in intangible assets, all costs associated with R&D are expensed as incurred. For the six months ended June 30, 2024 and 2025, research and development expenses were RMB213,122 and RMB873,959 (US$122,000), respectively.

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, Income Statement— Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses. (“ASU 2024-03”) This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Group is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326) (“ASU 2025-05”). The amendments in the ASU 2025-05 provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in the ASU 2025-05 prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive income (loss), unaudited condensed consolidated cash flows or disclosures.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable – third parties	10,666,230	10,074,532	1,406,351
Less: allowance for credit losses	(102,200)	(1,652,681)	(230,706)
Accounts receivable, net	10,564,030	8,421,851	1,175,645

Expected credit losses for the six months ended June 30, 2024 and 2025 amounted to nil and RMB1,550,481 (US$216,439), respectively.

As of December 31, 2024 and June 30, 2025, the aging of accounts receivable based on the services provided were as follows:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Within 90 days	3,606,000	2,761,216	385,451
90 – 180 days	3,606,000	2,667,086	372,311
180 days – 1 year	3,454,230	4,515,146	630,290
Over 1 year	—	131,084	18,299
Accounts receivable	10,666,230	10,074,532	1,406,351

Note 4 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Prepaid expenses	8,617,132	12,868,237	1,796,338
Escrow deposit	3,284,685	3,223,620	450,000
Employee loans	—	2,444,371	341,221
Other project investment	—	1,683,616	235,023
Lease deposit	110,330	547,430	76,418
Other receivables	91,959	486,342	67,890
Total	12,104,106	21,253,616	2,966,890

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property and equipment, net

Property and equipment, net, consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Motor vehicle	917,135	496,184	69,265
Office equipment	289,688	730,075	101,915
Leasehold improvement	—	151,600	21,162
Subtotal	1,206,823	1,377,859	192,342
Less: accumulated depreciation	(625,973)	(602,679)	(84,131)
Property and equipment, net	580,850	775,180	108,211

Depreciation expenses for the six months ended June 30, 2024 and 2025 amounted to RMB71,273 and RMB156,110 (US$21,792), respectively.

Note 6 — Intangible assets, net

Intangible assets, net, consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Software purchased	5,606,954	5,606,954	782,701
Copyrights purchased	11,528,300	12,471,697	1,740,982
Subtotal	17,135,254	18,078,651	2,523,683
Less: accumulated amortization	(191,438)	(802,449)	(112,018)
Intangible assets, net	16,943,816	17,276,202	2,411,665

Copyrights purchased represent the copyright certificate applied for vocational education. The amortization expenses were RMB12,468 and RMB611,011 (US$85,294) for the six months ended June 30, 2024 and 2025, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible assets as of June 30, 2025:

	Intangible assets
	RMB	US$
2026	1,808,814	252,501
2027	1,808,023	252,390
2028	1,806,916	252,236
2029	1,806,916	252,236
2030 and thereafter	10,045,533	1,402,302
Total	17,276,202	2,411,665

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Prepayment for acquisition

Prepayment for acquisition consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Prepayment for acquisition	32,000,000	—	—

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement (the “Kunyuan Agreement”) with Meirusi, which is a PRC limited liability company holding 75% of the equity interests in Kunyuan”. Pursuant to the Kunyuan Agreement, Jiade Zhigao agreed to acquire 75% of the equity interests in Kunyuan from Meirusi. In consideration for the acquisition, Jiade Zhigao agreed to pay RMB9,000,000 to Meirusi, subject to the satisfaction by Meirusi and Kunyuan of their respective obligations under the Kunyuan Agreement. The Kunyuan Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Kunyuan Agreement had been approved by the board of directors of Jiade Zhigao on December 23, 2024 and the Company filed Form 6-K on December 27, 2024 announcing the entry into the Kunyuan Agreement. On December 30, 2024,  Jiade Zhigao paid the acquisition consideration and recognized the prepayment for such acquisition on the consolidated balance sheets. On January 9, 2025, Meirusi and Kunyuan both fulfilled their respective obligations under the Kunyuan Agreement. Thereupon Kunyuan became a subsidiary of the Company as of January 9, 2025.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement (the “Jiazhi Agreement”) with Meirusi, the sole shareholder of Jiazhi. Pursuant to the Jiazhi Agreement, Jiade Zhigao agreed to acquire 100% of the equity interests in Jiazhi from Meirusi. In consideration for the acquisition,  Jiade Zhigao agreed to pay RMB23,000,000 to Meirusi, subject to the satisfaction by Meirusi and Jiazhi of their respective obligations under the Jiazhi Agreement. The Jiazhi Agreement contains customary covenants, closing conditions, and other obligations and rights of the parties. The Jiazhi Agreement had been approved by the board of directors of Jiade Zhigao on December 23, 2024 and the Company filed Form 6-K on December 27, 2024 announcing the entry into the Jiazhi Agreement. On December 30, 2024, Jiade Zhigao paid the acquisition consideration and recognized the prepayment for acquisition on the consolidated balance sheets. On January 26, 2025, Meirusi and Jiazhi both fulfilled their respective obligations under the Jiazhi Agreement. Thereupon Jiazhi became a wholly subsidiary of the Company as of January 26, 2025.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Right-of-use assets and lease liabilities

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s operating leases are mainly related to office facilities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and liability at the present value of lease payments over the term. The Group’s lease agreements do not contain any material guarantees or restrictive covenants. The Group does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with an initial term of 12 months or less, are not reflected on the unaudited condensed consolidated balance sheets.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Operating lease expenses	105,879	548,350	76,547

Other information about the Group’s lease is as follows:

	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Operating cash flows used in operating lease	357,355	575,385	80,321
Right-of-use assets obtained in exchange for new operating lease liabilities	994,972	—	—
Right-of-use assets derecognized for termination of operation lease liabilities	78,588	—	—
Gain from termination of operating lease liabilities	—	—	—
Weighted-average remaining lease term-operating	1.5 years	2.3 years	2.3 years
Weighted-average discount rate-operating	12%	12%	12%

The following is a maturity analysis of the annual undiscounted cash flows for the lease liabilities as of June 30, 2025:

	Operating lease
	RMB	US$
Years ending June 30,
2026	730,968	102,039
2027	504,447	70,418
2028	109,296	15,257
Total undiscounted lease payments	1,344,711	187,714
Less: Imputed interest	(152,744)	(21,322)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	1,191,967	166,392

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other payables

Other payables consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Accrued expenses	1,352,992	2,692,431	375,849

Note 10 — Deferred revenue

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Deferred revenue	620,000	733,665	102,416
Information about deferred revenue:
Revenue recognized that was included in unearned revenue as of January 1, 2024 and 2025	58,293	310,000	43,274

Note 11 — Bank loans

Outstanding balance of bank loans consisted of the following:

	Loan	Loan	Loan	Loan	Effective
As of June 30, 2025	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	USD	rate
Bank of China (a)	August 30, 2024	August 25, 2025	3,000,000	418,784	3.35%
Industrial and Commercial Bank of China	April 18, 2025	April 13, 2026	3,740,000	522,084	3.10%
Bank of China	April 23, 2025	April 23, 2026	2,000,000	279,189	3.10%
Chengdu Rural Commercial Bank	May 28, 2025	May27, 2026	1,000,000	139,595	3.20%
Total short-term bank loans			9,740,000	1,359,652

Long-term bank loans
China Construction Bank (b)	March 21, 2025	March 21, 2028	1,000,000	139,595	3.05%
(a)	On August 30, 2024, Kebiao Technology obtained an RMB4,000,000 unsecured loan from Bank of China for a term of twelve months at a fixed interest rate of 3.35% per annum. On May 21, 2025, Kebiao Technology repaid RMB1,000,000 loan to Bank of China and the outstanding balance of loan from Bank of China was RMB3,000,000.
(b)	On March 21, 2025, Kebiao Technology obtained an RMB1,000,000 unsecured loan from China Construction Bank for a term of three years, with Mr. Yuan Li as a co-borrower, at a fixed interest rate of 3.05% per annum.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

(a)	Corporate Income Taxes

Cayman Island

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. The Company’s Hong Kong subsidiaries, Jiadezhigao HK and WISMASS HK, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. There were no assessable profits derived from or earned from Jiadezhigao HK and WISMASS HK for any of the periods presented.

The PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology has been entitled to a reduced income tax rate of 15% in 2024 and 2025. Kebiao Technology was approved continue to be an HNTE on December 8, 2025, and will be entitled to the reduce tax rate of 15% in 2026, 2027, and 2028. According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB 3 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Shenzhen Kebiao, Kunyuan and Jiazhi are eligible for the above preferential tax policies for small and micro enterprises in 2024 and 2025 and will continue to be eligible for such policies until 2027.

The impact of the tax holidays noted above decreased taxes by RMB568,257, and RMB138,796 (US$19,375) for the six months ended June 30, 2024 and 2025, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.19 and RMB0.05 for the six months ended June 30, 2024 and 2025, respectively.

i)	The components of the income tax provision are as follows:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Current	957,599	34,806	4,859
Deferred	—	(232,572)	(32,466)
Total provision (benefit) for income taxes	957,599	(197,766)	(27,607)

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

ii)The following table reconciles PRC statutory rates to the Group’s effective tax rate:

The following table reconciles the China statutory rates to the Group’s effective tax rate for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Statutory rate in the PRC	25.0%	25.0%
Effect of the PRC preferential tax rate	(9.2)%	3.1%
R&D additional deduction	(0.4)%	0.0%
Non-deductible expenses*	0.1%	(16.2)%
Change in valuation allowance	—	(7.6)%
Effective tax rate	15.5%	4.4%
*	Non-deductible expenses mainly represent expenditures not deductible for PRC tax purposes.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2024 and 2025.

(b)Taxes payable

Taxes payable consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Income tax payable	1,613,840	1,637,213	22,628
Value-added tax payable	359,420	162,096	228,546
Total taxes payable	1,973,260	1,799,309	251,174

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Segment reporting

ASC 280 establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group’s CODM, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The single reportable segment contains provision of adult education supporting services, safety technology training services and online course services. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the unaudited condensed consolidated statements of income (loss). Operating expenses are reviewed in aggregate.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenue	8,921,488	9,383,590	1,309,899
Add:
Other income	15,639	573,182	80,013
Less:
Cost of services	43,219	4,531,782	632,612
Staff cost	1,350,476	26,251,973	366,463
Consulting expenses	483,766	3,308,126	461,797
Depreciation and amortization	83,741	767,121	107,086
Rental expenses	105,879	548,350	76,547
Annual listing fee	69,815	506,508	70,706
Provision for credit losses	—	1,550,481	216,439
Interest expenses	49,642	109,609	15,301
Other segment items*	573,864	552,741	77,159
Income taxes provision (benefit)	957,599	(197,766)	(27,607)
Segment net income	5,219,126	(4,345,377)	(606,591)
*	Other segment items included entertainment expenses, office expenses, travelling expenses and other expenses for administrative purposes.

The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s assets are substantially all located in the PRC and substantially all of the Group’s revenue and expenses are derived from the PRC. Therefore, no geographical segments are presented.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Shareholders’ equity

The Company was established as a holding company under the laws of the Cayman Islands on February 20, 2023. The original authorized number of ordinary shares is 200,000,000 shares with par value of US$0.01 per share. On May 23, 2025, the Company authorized and approved a consolidation of its authorized issued and unissued ordinary shares on an 8:1 basis (“Share Consolidation”) from 200,000,000 shares to 25,000,000 shares with par value of US$0.08 per share. In addition, the Company authorized and approved a change to its authorized share capital and the reclassification of its share structure (“Change of Authorized Share Capital”). Pursuant to the Change of Authorized Share Capital, the Company’s authorized share capital was increased from $2,000,000 divided into 25,000,000 ordinary shares of a par value of $0.08 each, to an aggregate of (i) $2,000,000 divided into 25,000,000 ordinary shares of a par value of $0.08 each, and (ii) $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares (“Class A Ordinary Shares”), (b) 75,000,000 Class B ordinary shares (“Class B Ordinary Shares”), and (c) 30,000,000 preference shares (“Preference Shares”), each with such rights and restrictions as set forth in the Company’s second amended and restated memorandum and articles of association. Immediately following such increase in authorized share capital, the Company issued (i) an aggregate of approximately 2,014,893 Class A Ordinary Shares to all of its existing shareholders, other than JD LIYUAN LIMITED, pro rata, based on their existing shareholding percentages, and (ii) 1,052,063 Class B Ordinary Shares to JD LIYUAN LIMITED (together, the “Issue of Dual Class Shares”). Such issuances did not affect the relative shareholding percentages of any shareholder. Following the Issue of Dual Class Shares, the Company repurchased all of the approximately 3,066,935 issued ordinary shares of $0.08 par value held by its shareholders and simultaneously cancelled such shares and cancelled all 25,000,000 of its remaining authorized but unissued ordinary shares of $0.08 par value. As a result of the Share Consolidation and Change of Authorized Share Capital, the Company’s authorized share capital became $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, consisting of 395,000,000 Class A Ordinary Shares, 75,000,000 Class B Ordinary Shares, and 30,000,000 Preference Shares.

As of December 31, 2024 and June 30, 2025, 2,014,893 Class A Ordinary Shares and 1,052,063 Class B Ordinary Shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the Share Consolidation, Change of Authorized Share Capital and Issue of Dual Class Shares.

Additional paid-in capital

As of December 31, 2024 and June 30, 2025, additional paid-in capital in the consolidated balance sheet represented the net proceeds from IPO and the underwriters’ exercise of an over-allotment option after deducting underwriting discounts the offering expenses payable.

Statutory reserves and restricted net assets

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Group’s board of directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB2,054,975 and RMB2,054,975 (US$286,863) as of December 31, 2024 and June 30, 2025, respectively.

Because the Group’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was RMB4,784,059 and RMB4,784,059 (US$667,829) as of December 31, 2024 and June 30, 2025, respectively.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Shareholders’ equity (continued)

Ordinary shares subscribed

Subscribed shares are shares that shareholders have promised to buy. As of December 31, 2024 and June 30, 2025, the total number of shares that shareholders promised to buy were up to 1,727,393 Class A ordinary shares and 1,052,063 Class B ordinary shares which were issued and outstanding, as of such dates, respectively. The shares are presented on a retroactive basis to reflect the Share Consolidation, Change of Authorized Share Capital and Issue of Dual Class Shares. The total number of shares that shareholders have promised to buy are expected to be paid for by December 31, 2025.

Note 15 — Related party balances and transactions

The following is a list of related parties which the Group has transactions with:

(a)	Mr. Yuan Li, 100% owner of the Company’s largest shareholder and one of the directors of the Company.
(b)	Ms. Li Tan, Chief Financial Officer of the Company.
(c)	JD LIYUAN LIMITED, the Company’s largest shareholder.

Amounts due from related parties

The amounts due from related parties consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Mr. Yuan Li	4,439,705	—	—
JD LIYUAN LIMITED	—	17,558	2,451

All amounts due from related parties are unsecured, interest-free and repayable on demand.

Amounts due to related parties

The amounts due to related parties consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Mr. Yuan Li	275,000	245,000	34,201
Ms. Li Tan	100	—	—

Amounts due from Mr. Yuan Li represent the purchase payments for a vehicle on behalf of Kebiao Technology, which is mainly because vehicle installment payments can only be processed on behalf of Kebiao Technology in the name of its legal representative.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentrations and risks

(a)Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Amount of the Group’s revenue
Customer A	3,167,689	1,538,585	214,778
Customer B	2,738,821	1,419,387	198,139
Customer C	1,818,703	1,646,439	229,834

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Amount of the Group’s revenue
Customer A	4,113,500	4,484,400	625,998
Customer B	5,201,700	2,206,250	307,981
Customer C	—	1,871,652	261,273

(b)Credit risk

Credit risk is the potential financial loss to the Group resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. As the Group does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (excluding prepayments) and cash and cash equivalents presented on the condensed consolidated balance sheets. The Group has no other financial assets which carry significant exposure to credit risk.

(c)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Concentrations and risks (continued)

(d)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Note 17 — COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed upon property management fee under the non-cancellable operating lease with respect to the contractual obligations were as follows:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Within 1 year	143,438	143,438	20,023
1 – 2 years	71,719	143,438	20,023
Total	215,157	286,876	40,046

Note 18 — CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

Note 19 — SUBSEQUENT EVENTS

The Group has performed an evaluation of subsequent events through to the date the unaudited condensed consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements except for the events mentioned below:

On July 15, 2025, the Company’s board of directors granted 302,230 Class A Ordinary Shares of the Company, at the price of US$0.0001 per share, pursuant to the Company’s 2025 Equity Incentive Plan, to certain employees of the Company.

On September 11, 2025 and September 24, 2025, the Company entered into a serial of securities purchase agreements, pursuant to which the Company sold to certain purchasers in a registered direct offering, an aggregate of 10,700,000 Class Ordinary A shares, par value US$0.0001 per share, at a purchase price of US$0.58 per share, for aggregate net proceeds to the Company of US$5,997,397, after deducting fees to the placement agent and other offering expenses payable by the Company.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Group’s operations and revenue are conducted and generated in the PRC, and all of the Group’s revenue earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Group may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Group’s ability to convert RMB into U.S. dollars.

Regulation S-X requires the condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the unaudited condensed consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries’ gain as “Equity in gain of subsidiaries” on the Condensed Statements of Comprehensive Income.

For the six months ended June 30, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of	As of	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS:
Cash and cash equivalents	4,437	1,283	179
Prepayment and other current assets	3,450,175	4,767,966	665,582
Due from subsidiaries	43,345,774	48,285,844	6,740,444
Investment in subsidiaries	25,822,112	15,520,994	2,166,647
TOTAL ASSETS	72,622,498	68,576,087	9,572,852
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Payroll payable	159,243	379,964	53,041
Other payable	1,314,148	2,206,899	308,072
TOTAL LIABILITIES	1,473,391	2,586,863	361,113
SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value; 395,000,000 shares authorized; 2,014,893 shares and 2,014,893 shares issued as of December 31, 2024 and June 30, 2025, respectively*	1,445	1,445	201
Class B ordinary shares, $0.0001 par value; 75,000,000 shares authorized; 1,052,063 shares and 1,052,063 shares issued as of December 31, 2024 and June 30, 2025, respectively*	754	754	105
Additional paid-in capital	50,180,663	50,180,663	7,004,950
Statutory reserves	2,054,975	2,054,975	286,863
Ordinary shares subscribed	(1,993)	(1,993)	(278)
Accumulated other comprehensive income (loss)	418,491	(259,952)	(36,288)
Retained earnings	18,494,772	14,013,332	1,956,186
TOTAL SHAREHOLDERS’ EQUITY	71,149,107	65,989,224	9,211,739
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,622,498	68,576,087	9,572,852

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
General and administrative expenses	285,197	3,465,275	483,734
Research and development expenses	43,334	43,415	6,061
LOSS FROM OPERATIONS	(328,521)	(3,508,690)	(489,795)
Interest income	14,625	—	—
Other expenses, net		(4,751)	(663)
Equity in gain (loss) of subsidiaries	5,487,453	(967,999)	(135,127)
INCOME (LOSS) BEFORE INCOME TAX	5,173,547	(4,481,440)	(625,585)
NET INCOME (LOSS)	5,173,547	(4,481,440)	(625,585)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	408,495	(678,443)	(94,707)
TOTAL COMPREHENSIVE INCOME (LOSS)	5,582,042	(5,159,883)	(720,292)

JIADE LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income (loss)	5,173,547	(4,481,440)	(625,585)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in gain (loss) of subsidiaries	(5,487,453)	967,999	135,127
Unrealized foreign exchange loss (gain)	400,122	(678,443)	(94,707)
Changes in operating assets and liabilities:
Prepayment and other current assets	(210,749)	170,185	23,757
Other payables	498,646	892,751	124,624
Payroll payables	260,448	220,721	30,811
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	634,561	(2,908,227)	(405,973)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon the completion of IPO	54,481,760	—	—
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	8,690,520	—	—
Net repayment from related parties	(48,334,992)	4,393,049	613,246
Deferred costs related to IPO	(9,451,329)	(1,487,976)	(207,713)
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,385,959	2,905,073	405,533
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	37,457	—	—
NET INCREASE IN CASH AND CASH EQUIVALENT	6,057,977	(3,154)	(440)
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	4,437	619
TOTAL CASH AND CASH EQUIVALENTS, END OF PERIOD	6,057,977	1,283	179